FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 12, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 12, 2008 and incorporated by reference herein is the Registrant’s immediate report dated February 12, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 12, 2008

PHOENIX ASSURANCE COMPANY ADOPTS BLUEPHOENIX SOLUTION
THAT SETS FOUNDATION FOR SOA ENVIRONMENT

One of the Largest Insurance Companies in Israel Implements a Tool That Converts Legacy
Services Into Web Services, and Runs a Successful SOA Adoption Pilot

HERZLIYA, Israel (February 12, 2008) – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, announced today that it has successfully completed a legacy modernization and SOA pilot project at Israel Phoenix Assurance Company.

The project modernized existing applications to provide Web services, and included a successful pilot program that tested the ability to migrate an application into a SOA environment. The migration to Web services increases application efficiency, and also extends their lifespan for years into the future.

“The main modernization driver was to improve efficiency, while leveraging our legacy applications into an environment that can serve as a basis for service oriented architecture,” said Ada Markman, senior vice president, head of the information systems division, and chief information officer for Phoenix Insurance.

“We chose BluePhoenix because of their demonstrated expertise to modernize legacy system applications with minimal disruption to business. BluePhoenix’s low risk approach allows us to integrate our legacy insurance applications into a SOA foundation quickly and efficiently, enabling us to leverage our existing IT assets.”

“We continue to see increasing demand for legacy modernization from the financial services industry. The Israel Phoenix Assurance Company is a perfect example of a strategically-minded company that is able to build a solid foundation for the future,” said Arik Kilman, CEO of BluePhoenix Solutions. “Like many other insurance and financial services companies today, Phoenix’s legacy systems have been the foundation of their IT infrastructure for several decades. We take pride in helping the company achieve its current and future goals by optimize its core applications to reach higher operational efficiency and business agility.

The Israel Phoenix Insurance Company engages in most areas of general insurance, including medical and hospitalization, as well as life insurance, including nursing care and pension insurance. Established in 1949, it is one of the largest insurance companies based in Israel.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Company Contact	Investor Contact
David Leichner	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+97299526110	+1212-888-4570
dleichner @bphx.com	paulmholm@gmail.com